SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 14 May 2009

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures: 1. Preliminary Results announcement made on 14 May 2009

                                                                  14 May 2009

BT GROUP PLC

PRELIM INARY RESULTS FOR THE FOURTH QUARTER AND YEAR TO 31 MARCH 2009

	Fourth quarter to 31 March			Year to 31 March
	2009	2008	Change	2009	2008	Change
	£m	£m	%	£m	£m	%
Revenue	5,473	5,422	1	21,390	20,704	3
EBITDA – adjusted [1]	1,354	1,569	(14)	5,552	5,911	(6)
– reported	(354)	1,350	n/m	3,301	5,245	(37)
Profit (loss) before tax - adjusted[1]	429	714	(40)	2,081	2,633	(21)
- reported	(1,279)	494	n/m	(134)	1,976	n/m
Earnings (loss) per share - adjusted[1]	4.2p	7.0p	(40)	20.3p	25.0p	(19)
- reported	(12.6)p	5.4p	n/m	(1.1)p	21.5p	n/m
Free cash flow	1,134	1,705	(33)	737	1,503	(51)
Full year proposed dividend	-	-	-	6.5p	15.8p	(59)

Key points – fourth quarter:

•	Revenue growth of 1%

•	EBITDA[1] decline due to an unacceptable performance in BT Global Services

•	Rest of the business delivered good performance with EBITDA[2] growth of 4%, driven by 9% reduction in operating costs

•	Total charges of £1.3bn as a result of the completion of contract and financial reviews in BT Global Services

•	Specific item charge of £280 m relating to the restructuring of BT Global Services , further restructuring charges of approximately £420m in total over the next two financial years

•	BT’s retail share of the DSL and LLU net additions at 42% in the quarter – best for four years

•	BT Global Services orders of £2.6bn in the quarter and £8.0 bn over the past 12 months

•	Free cash flow of £1,134m in the quarter

Key points – full year:

•	Revenue growth of 3%

•	Free cash flow of £737m in the year

•	Pension deficit contributions of £525m before tax relief agreed for each of next three financial years

•	Final dividend of 1.1 p, giving total for year of 6.5p

1 Adjusted for contract and financial review charges, specific items and leaver costs

2 Before specific items and leaver costs

Ian Livingston, Chief Executive, commenting on the results, said:

“ Three out of four of BT's lines of business have performed well in spite of fierce competition and the global economic downturn. However this achievement has been overshadowed by the unacceptable performance of BT Global Services and the resulting charges we have taken. During the year we have changed the leadership of BT Global Services and started to turn the divis ion around.

“With a recovery programme for BT Global Services in place and our heightened focus on costs and customer service, we now want to accelerate our plans for our future networks. We will examine doubling the pace of the roll out of super fast broadband next year within existing capital expenditure plans, bringing fibre based services within the reach of more than a million homes and businesses and securing the jobs of a thousand BT people.

“In the coming year we will extend the record of operational delivery already demonstrated in three out of our four divisions right across the group. We expect to deliver a net reduction in operating costs and capital expenditure of well over £1 billion in 2009/10. This will enable us to generate free cash flow, before any pension deficit payments, in excess of £1 billion in 2009/10 and beyond.

“I believe BT will emerge from the recession a stronger company to the benefit of our customers and shareholders.”

Sir Mike Rake, Chairman, commenting on the results, said:

“ This has been a challenging year in which BT has had to tackle some significant issues. I am confident that decisive action by management has addressed the underlying problems within BT Global Services and has laid the foundation for the group to deliver a significant improvement in performance in 2009/10 and the years to come.

“We have agreed with the trustees of the BT Pension Scheme the pension contributions for the next three years enabling the Board to announce a sustainable dividend policy.

“The proposed final dividend of 1.1p gives a full year dividend of 6.5p which rebases dividend payments to a level which we are confident is sustainable. The Board is committed to delivering attractive returns for shareholders and believes that the operational improvements in the business will generate sufficient cash flow to allow the dividend to grow at the same time as investing in the business, reducing debt and supporting the pension scheme. ”

BT Group plc
RESULTS FOR THE FOURTH QUARTER AND YEAR TO 31 MARCH 2009

Group results

	Fourth quarter to 31 March			Year to 31 March
	2009	2008	Change	2009	2008	Change
	£m	£m	%	£m	£m	%
Revenue	5,473	5,422	1	21,390	20,704	3
EBITDA
- before contract and financial review charges [3] , specific items and leaver costs	1,354	1,569	(1 4 )	5,552	5,911	(6)
- reported	(354)	1,350	n/m	3,301	5,245	(37)
Operating profit (loss)
- before contract and financial review charges [3] , specific items and leaver costs	563	814	(3 1 )	2,662	3,022	(12)
- reported	(1,145)	595	n/m	411	2,356	(83)
Profit (loss) before taxation
- before contract and financial review charges [3] , specific items and leaver costs	429	714	(40)	2, 081	2,633	(2 1 )
- reported	(1,279)	494	n/m	(134)	1,976	n/m
Earnings (loss) per share
- before contract and financial review charges [3] , specific items and leaver costs	4.2p	7.0 p	(40)	20.3p	25.0p	(19)
- reported	(12.6)p	5.4p	n/m	( 1 .1)p	21.5p	n/m
Full year proposed dividend				6.5p	15.8p	(59)
Capital expenditure	758	774	(2)	3,088	3,339	(8)
Free cash flow	1,1 34	1,705	(33)	7 37	1,503 [4]	(5 1 )
Net debt				10,361	9,460	10

Line of business results

					Operating
	Revenue	Change	EBITDA 1	Change	profit (loss) [1]	Change
Fourth quarter to 31 March	£m	%	£m	%	£m	%
BT Global Services	2,366	6	43	(86)	(198)	n/m
BT Retail	2,101	(3)	435	11	324	19
BT Wholesale	1,151	(2)	311	(3)	145	107
Openreach	1,293	(2)	512	3	296	(9)
Other	13	n/m	53	(9)	(4)	n/m
Intra-group items	(1,451)	1	-	-	-	-
Total	5,473	1	1,354	(14)	563	(31)

Notes:
Unless otherwise stated, any reference to earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax and earnings per share (EPS) and operating costs is measured before specific items and leaver costs. Unless otherwise stated, the change in results is year on year.

Underlying revenue, underlying operating costs and underlying EBITDA refer to the measure excluding contribution from foreign exchange rate movements and acquisitions.

The commentary for the fourth quarter focuses on the results before contract and financial review charges, specific items and leaver costs. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful analysis to be made of the trading results of the group. Specific items are defined in note 4 on page 25. Leaver costs are shown in note 3(b) on page 24.
The income statement, cash flow statement and balance sheet are provided on pages 16 to 20 . A reconciliation of EBITDA to group operating profit is provided on page 28 . A definition and reconciliation of free cash flow and net debt are provided on pages 26 to 28 .

1 Adjusted for contract and financial review charges, specific items and leaver costs

2 Before specific items and leaver costs

3 Contract and financial review charges of £1.3bn in Q4 2008/09 (£1.6bn in FY 2008/09) relate to BT Global Services

4 Includes payment of pension deficiency contributions of £320m and tax receipts of £504m

Enquiries:

Press office:
Peter Morgan/Ross Cook	Tel: 020 7356 5639

Investor relations:
Catherine Nash	Tel: 020 7356 4909

A presentation for analysts and investors will be held in London at 9.00 a.m today.

The Annual Report and Form 20-F is expected to be published on 27 May 2009.

The Annual General Meeting of BT Group plc will be held at the Barbican Centre, London on 15 July 2009.

The first quarter results for 2009/10 are expected to be announced on 30 July 2009.

About BT

BT is one of the world’s leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt

BT Group plc

RESULTS FOR THE FOURTH QUARTER TO 31 MARCH 2009

GROUP RESULTS

Operating results overview

Revenue of £5,473m was 1 % higher in the quarter, benefiting from favourable foreign exchange movements of £257 m and the impact of acquisitions of £100m. Excluding the impact of these and the effect of the contract and financial review adjustments of £41m, underlying revenue decreased by 5%. EBITDA before contract and financial review charges decreased by 14 % to £1,35 4m due to the unacceptable performance of BT Global Services. The rest of the group performed well with EBITDA growth in both BT Retail and Openreach whilst in BT Wholesale the rate of year on year EBITDA decline continued to slow. This good performance in three out of four of our lines of business is primarily due to the effective delivery of cost savings within each of these lines of business. Foreign exchange movements have negatively impacted EBITDA by £30m and the impact of acquisitions increased EBITDA by £4m. EPS before contract and financial review charges decreased by 40% to 4.2p. As a result of the impact of BT Global Services’ results and the contract and financial review charges detailed below, reported EPS decreased to a loss of 12.6p.

Other operating income before specific items decreased by £52m to £84m and includes income from the group’s fleet operations, income from repayment works and the sale of scrap materials and cable recoveries. The reduction is primarily due to the recognition of some non-recurring benefits in the prior year.

Due to the impact of contract and financial review charges of £1.3bn, foreign exchange movements of £287m and acquisitions of £96m, total group operating costs increased to £6,359m. Underlying operating costs before leaver costs and contract and financial review charges have reduced by 2%. A significant element of the reduction arose in staff costs before leaver costs which decreased by 5% to £1,293m with the impact of headcount reductions more than offsetting the impact of recent acquisitions and pay inflation. As part of the cost savings initiatives we have reduced the number of full time employees by around 5,000. In addition to this, the number of indirect employees working through agencies or third party contractors was reduced by around 10,000, giving a reduction in our total labour resource of some 15,000 in the year. We expect further reductions of a similar level next year. We have sought to retain our permanent workforce through redeployment and re-training.

Group operating costs before depreciation and amortisation and leaver costs, excluding BT Global Services, decreased by 9% to £1,865 m, or 12% on an underlying basis excluding foreign exchange movements of £33 m and acquisitions of £30m. The reduction reflects the successful delivery of our cost savings initiatives in these lines of business. Leaver costs were £62m (Q4 2007/08: £56m).

Depreciation and amortisation increased by 5% to £791m reflecting the impact of the high value of assets brought into use in the quarter.

BT Global Services reviews

Contract and financial reviews

The remaining contract reviews were completed during the quarter, including the two major contracts that are the subject of ongoing commercial discussions. As a result, the group has recorded a further charge of £1.3bn, of which £1.2bn relates to two major contracts. These charges reflect a more cautious view of the recognition of future cost efficiencies and other changes in underlying assumptions and estimates, particularly in the light of the current economic outlook and events occurring during the year. Around £1.1bn of the total charge relates to contract costs which had been previously capitalised on the balance sheet.

We believe that the management actions being taken to enhance the contract management processes and the charges recorded put the company in a position where we can target delivery of improved future revenue, costs and profits for the major contracts.

Operational review

The operational review was completed in the fourth quarter, resulting in a revised operating model and restructuring plan which will reshape and refocus the business, further enhance BT Global Services’ ability to serve customers and establish a significantly lower cost base. Under the new operating model, BT Global Services will focus on three customer segments:

•

Being the number one provider of networked IT services to corporate and public sector customers in the UK, building on BT Global Services’ strong market position and the group’s 21CN products and services

•	Providing networked IT services to key multinational customers, differentiating BT Global Services through seamless global connectivity and delivery of BT’s core portfolio of products and services

•	Creating a BT Global Services Enterprises unit consisting of a discrete portfolio of businesses addressing specific customer needs in key countries.

Significant structural changes are being implemented. The majority will be completed in the 2009/10 financial year in order to deliver the benefits of the new operating model which include:

•	Integrated sales, marketing, professional services, account management and delivery capability, competing effectively in each target market

•	Enhanced bid management and start-up processes to improve win rates on selected deals and ensure standardisation and quality of delivery

•

A single global service model, consolidating a large number of individual centres into a small number of larger operational hubs, which will provide a single point of customer contact and enable improved right first time customer service

•	Continued rationalisation of systems and networks, reducing the number of systems by a third and halving the number of global networks, removing duplication and enabling significant cost savings

•	Restructuring corporate support functions, to serve the three customer segments more efficiently and effectively

•	Strategic partnering for sales, service and infrastructure

As a result of this operational review the group has recorded specific item restructuring charges of £280 m in the quarter, with further charges of approximately £4 20m in total expected over the next two financial years, the majority in 2009/10. These charges predominately arise from legacy networks and products rationalisation and restructuring costs associated with people and property. These charges are expected to result in a net cash outflow of about £ 260m in 2009/10 and £50m in 2010/11. Further details of these charges are provided in the section on specific items below.

Pensions

The IAS 19 net pension position at 31 March 2009 was a deficit of £2.9bn net of tax (£4.0bn gross of tax), compared with a surplus of £2.0bn at 31 March 2008 (£2.8bn gross of tax). The market value of the BT Pension Scheme assets was £29.3bn at 31 March 2009 (31 March 2008: £37.3bn). The value of the BT Pension Scheme liabilities was £33.1bn (31 March 2008: £34.4bn). The IAS 19 position is based on an AA bond rate of 6.85% (31 March 2008: 6.85%) and an inflation rate of 2.9% (31 March 2008: 3.5%).

We expect the net finance expense associated with the defined benefit pension scheme to be a charge of about £275m in 2009/10 as a result of the significant reduction in asset values compared to a credit of £313m in 2008/09.

BT and the Trustee of the BT Pension Scheme have reached agreement that deficit contributions equivalent to £525m per annum will be made in cash, or in specie, over the next three years. This agreement has been approved by the Pensions Regulator.

BT and the Trustee have also reached an advanced stage in the completion of the triennial funding valuation, being prepared by the scheme’s independent actuary, as at 31 December 2008. As the parties are at an advanced stage compared to other scheme valuations and given the uncertain market conditions, the Pensions Regulator has indicated it wishes to discuss with the Trustee and BT the underlying assumptions and basis of the valuation. The Pensions Regulator has requested that the valuation and assumptions are not finalised or disclosed in advance of the completion of those discussions. BT, the Trustee and the Pensions Regulator are keen to complete this as soon as practicable.

Dividend

The proposed final dividend of 1.1p gives a full year dividend of 6.5p which rebases dividend payment to a level which we are confident is sustainable. The Board is committed to delivering attractive returns for shareholders and believes that the operational improvements in the business will generate sufficient cash flow to allow the dividend to grow at the same time as investing in the business, reducing debt and supporting the pension scheme.

Outlook

We expect revenue to decline by 4% to 5% in 2009/ 10, reflecting a continuation of the trends seen in the fourth quarter, the impact of lower mobile termination rates, together with the impact of r efocusing BT Global Services.

We expect to deliver a net reduction in capital expenditure and operating costs of well over £1bn in 2009/ 10.  Included within this is a reduction in group capital expenditure to around £2.7bn.  As a result, we expect group free cash flow, before any pension deficit payments, but after the cash costs of the BT Global Services restructuring charges, to reach over £1bn in 2009/ 10 and beyond.

Earnings per share will be impacted by the movement of the net finance expense on the pension obligations which moves from a credit of £313m in 2008/09 to a charge of about £275m in 2009/ 10.

OPERATING REVIEW

BT Global Services

	Fourth quarter to 31 March				Year ended 31 March
	2009	2008	Change		2009	2008
	£m	£m	£m	%	£m	£m
Revenue	2,366	2,226	140	6	8,828	7,889
Gross profit before contract and financial review charges	612	819	(207)	(25)	2, 576	2,839
SG&A before contract and financial review charges	569	515	54	10	2,2 02	1,956
EBITDA before contract and financial review charges	43	304	(261)	(86)	3 74	883
Contract and financial review charges	1,303	-	1,303	-	1,639	-
EBITDA	(1,260)	304	(1,564)	n/m	(1,265)	883
Depreciation & amortisation	241	201	40	20	776	744
Operating (loss) profit	(1,501)	103	(1,604)	n/m	(2,041)	139

Revenue

BT Global Services revenue increased by 6% to £2,366m, due to the impact of foreign exchange movements which contributed 11%, acquisitions which contributed 3% offset by the impact of contract review adjustments of £41m. Excluding the impact of these, underlying revenue decreased by 6 % to £2,103m, reflecting a strong fourth quarter in the prior year. We saw a continued good performance outside the UK, with revenue growth of 25%, including the impact of foreign exchange and recent acquisitions, which offset a UK revenue decline of 4%, before contract review adjustments.

Total order intake in the quarter was good at £2.6bn, reflecting the normal seasonality in the business and leading to an order intake of £8.0 bn for the year, in line with the prior year.

Despite the good order intake in the fourth quarter, we are seeing longer sales lead times as customers delay decisions on major projects in the current economic environment. In addition, price erosion and substitution (often to other BT products ) continues. We are taking a more r igorous approach with regard to the quality of new contracts and applying stringent profitability and cash flow thresholds. These factors will continue to impact revenue growth in the next financial year.

W e remain well placed to help our global customers reduce costs and streamline their businesses in a challenging market environment. We are seeing continued interest in network operational efficiency, workforce management, security, unified communications (including Telepresence and conferencing) and global hosted contact centre solutions, as our customers respond to the current economic environment.

We have signed a number of significant contracts during the quarter, with customers such as leading global agribusiness company Syngenta with whom we signed a contract for IP telephony, managed LAN and managed mobile services. In addition we signed a contract with Spanish manufacturer Camper for an Ethernet network of 150 sites in 20 countries, and a contract with Commerzbank, one of the largest German banks, for managed services on their trading floors around the world. Other examples include a contract with Emirates, the leading global airline based in Dubai, to consolidate and manage its worldwide contact centres.

Key contract wins in the quarter also included significant public sector contracts signed with central and local Government in the UK. In the quarter we signed contracts with the Metropolitan Police Service to provide voice and data services and Norfolk County Council for the provision of a schools internet service.

We continue to make progress on our NHS National Programme for Information Technology (NPfIT) contracts. In an extension to our work in London, as the local service provider responsible for upgrading NHS IT systems in the capital, we have taken over the running of IT systems at eight acute hospitals in the s outh of England where we are also working with a further four acute trusts which have yet to roll out new systems as part of NPfIT. We will also implement 25 new systems in community and mental health trusts in the region, building on our success in London , where the roll out is now 70% complete.

We continue to differentiate on our excellent customer service. In the quarter, Telemark awarded us its top ‘platinum’ award for customer satisfaction in the supply of global data/VPN services for a second consecutive year, achieving the highest customer satisfaction index ever recorded by Telemark.

Operating results

EBITDA before contract and financial review charges decreased to £4 3m, primarily due to high costs, the continued decline in higher margin UK business and the negative effect of foreign exchange movements of £19m.

Operating costs before contract and financial review charges increased by 22% to £2,379m. Excluding the impact of foreign exchange movements and acquisitions, underlying operating costs increased by 6% to £2,059m, compared with an increase of 11% in the third quarter. We have made progress on the cost savings initiatives announced in the third quarter. Total labour resource reduced by around 2,500 in the quarter. We also reviewed rates across our contractor base, and successfully reduced these rates by up to 35%. We have addressed spend of £450m with suppliers in seven categories of expenditure, including our contractor base, and have successfully renegotiated contracts, result ing in price reductions on average of 12%, and up to 35% in some categories. In addition, we have focused on a number of areas of significant discretionary spend including travel, consultancy and conferences and have achieved a reduction of 30% in the quarter. These actions are expected to deliver sustainable cost reductions in 2009/10.

Depreciation and amortisation increased by 20% to £241m due to higher depreciation in respect of UK asset s supporting customer contracts, as well as the adverse impact of foreign exchange movements.

Largely due to the contract and financial review charges, an operating loss of £1,501m was recorded in the quarter.

BT Retail

	Fourth quarter to 31 March				Year ended 31 March
	2009	2008	Change		2009	2008
	£m	£m	£m	%	£m	£m
Revenue	2,101	2,158	(57)	(3)	8,471	8,477
Gross profit	784	78 7	(3)	(0.3)	3,186	3,11 4
SG&A	349	39 6	(47)	(12)	1,534	1,60 3
EBITDA	435	391	44	11	1,652	1,511
Depreciation & amortisation	111	119	(8)	(7)	425	445
Operating profit	324	272	52	19	1,227	1,066

BT Retail revenue declined by 3% to £ 2,101m driven by a decline of 8% in calls and lines, partially offset by growth in revenue from BT Conferencing, BT Vision and mobility. Excluding the impact of foreign exchange movements and acquisitions, underlying revenue declined by 5%.

In the maturing broadband market our retail share of net adds in the quarter rose to 42% - the best performance for four years. BT’s retail market share of the DSL and LLU installed base remained at 34% at 31 March 200 9. Net additions were 99,0 00 in the quarter, taking total customers to 4.8m and retaining BT’s status as the UK’s most popular broadband supplier.

Gross margin was held flat in the quarter at 37 % despite the challenging economic environment and competitive pressures .

A strong focus on cost control has driven a net reduction of 12 % in SG&A costs, after absorbing the impact of foreign exchange movements and recent acquisitions; excluding these, SG&A costs reduced by 14%. SG&A savings have been delivered through cost transformation programmes focussed on labour productivity, systems rationalisation and supplier management across all of our business units . The ‘right first time’ programme has not only driven improvements in the quality of service to our customers , but also reduced customer service costs by 19% .

All of these actions have helped deliver EBITDA of £435m, an increase of 11%, or 9% excluding the impact of foreign exchange movements and acquisitions. Depreciation and amortisation decreased by 7% to £111m, resulting in a 19% increase in operating profit to £324m.

Consumer

Consumer revenue declined by 7% with a decline in revenue from calls and lines being partly offset by growth in broadband and BT Vision.

We have recently introduced a number of initiatives to help customers. BT Basic which offers much lower line rental prices to people on certain benefits now has more than 300,000 customers. We have also made 0845 and 0870 numbers part of our call packages and 0800 free from BT mobile phones in contrast to the premiums charges by many of our competitors for those numbers.

The 12 month rolling average revenue per consumer increased by £2 to £287 in the quarter, reflecting the increasing number of customers buying multiple services from BT Together with the successful retention of higher value customers.

We have also recently launched the UK’s cheapest home and mobile broadband package. BT Total Broadband customers can now get up to 8 Mbps wireless broadband at home, and free 1Gbps monthly usage on mobile broadband, with a significant saving against competitor offers.

The BT Vision customer base reached 423,000 customers at 31 March 2009. 90% of new customers took a subscription package at the point of sale. During the quarter, we announced a new deal for BT Vision content to include high profile shows from the Living entertainment channel. Customer viewing was an average of 30 views per subscriber in March.

BT Openzone minutes have increased by 80% against the same quarter last year to 120 million minutes. BT FON membership has also gr own with members now totalling 220 ,000, an increase of 37 % against the previous quarter.

Business

BT Business revenue was 4% lower driven by a decline in revenue from calls and lines and networked IT services. The current economic climate has impacted networked IT services revenue in the quarter as customers delay purchasing decisions in what is seasonally a strong sales quarter.

Building on the free mobile broadband included for BT Business customers, this quarter we extended the BT Business Total Broadband package to include free public Wi-Fi hotspots for every customer.

Enterprises

The Enterprises division delivered revenue growth of 19%, largely driven by organic growth in BT Conferencing and the impact of the acquisition of Wire One. Excluding the impact of foreign exchange movements and acquisitions, Enterprises revenue declined by 3%. BT Conferencing strengthened its position as the global number one video conferencing provider by delivering the world’s first exchange- to -exchange Telepresence call with its award winning Global Video Exchange. In addition, significant collaboration contracts were secured with a number of new clients including Kraft, Lyondell, HOK, EDF Energy and Lloyd’s Banking Group.

BT Ireland

BT Ireland revenues grew by 4%, while EBITDA increased as a result of strong margin management and continued cost efficiencies. Excluding foreign exchange movements, revenue declined by 5%, primarily driven by a downturn in the networked IT services market, continued pressure on call revenues and a particularly difficult economic climate. Key contract wins for the quarter include American Airlines, Barclays Bank, Danske Bank, Police Service of Northern Ireland and the Northern Ireland Department of Finance & Personnel.

BT Wholesale

	Fourth quarter to 31 March				Year ended 31 March
	2009	2008	Change		2009	2008
	£m	£m	£m	%	£m	£m
Revenue	1,151	1,180	(29)	(2)	4,658	4,959
Gross profit	353	365	(12)	(3)	1,427	1,593
SG&A	42	45	(3)	(7)	155	192
EBITDA	311	320	(9)	(3)	1,272	1,401
Depreciation & amortisation	166	250	(84)	(34)	686	893
Operating profit	145	70	75	107	586	508

Revenue

BT Wholesale’s revenue declined by 2% to £1,151m, the same level of decline as the previous quarter. The year on year revenue performance reflects the reduction in low margin transit revenue (£22m), conveyance revenue (£26m), circuit revenue (£26m) and broadband revenue (£27m) as a result of continued migrations to LLU. We expect to see further declines in our low margin transit revenue going forward as customers continue to connect directly to each other and fr om the price impact of mobile termination rate reductions. The decline in the quarter was largely offset by continued strong performance in our managed network solutions business where revenue increased by 96% to £163m. Managed network solutions revenue represents 19% of external revenue (Q4 20 07/08: 10%).

Operating results

Gross profit declined by 3% to £353m principally reflecting the continued migrations to LLU. Cost efficiency initiatives including reductions in total labour resource delivered 7% lower SG&A costs. In addition, continued improvements in operational performance and our focus on getting processes ‘right first time’ is helping to eliminate costs through improved quality of service.

EBITDA decreased by 3% to £311m, continuing the improvement in the rate of decline since the last quarter. Depreciation and amortisation reduced by 34% to £166m as a result of lower depreciation on legacy assets, contributing to an operating profit of £145m.

4.1m UK homes and businesses were receiving services through our wholesale white label platforms at 31 March 2009, an increase of around 400,000 compared with the third quarter.

We continued to extend the availability of our new 21st Century Network (21CN) broadband and Ethernet services during the quarter. Wholesale Ethernet is currently available from more than 600 nodes across the UK, the largest Ethernet footprint in the UK market; while Wholesale Broadband Connect, our next generation broadband service is now available to over 10m UK homes and businesses.

Openreach

	Fourth quarter to 31 March				Year ended 31 March
	2009	2008	Change		2009	2008
	£m	£m	£m	%	£m	£m
External revenue	250	249	1	-	978	886
Revenue from other BT lines of business	1,043	1,071	(28)	(3)	4,253	4,380
Revenue	1,293	1,320	(27)	(2)	5,231	5,266
Operating costs	781	824	(43)	(5)	3,206	3,328
EBITDA	512	496	16	3	2,025	1,938
Depreciation & amortisation	216	172	44	26	778	689
Operating profit	296	324	(28)	(9)	1,247	1,249

Revenue

Total revenue at £1,293m decreased by 2%. Openreach’s external revenue remained broadly flat in the quarter at £250m. Increased rentals from the growing Ethernet backhaul market and the migration of WLR and LLU lines to external communications providers (CPs) were offset by a fall in connection revenue due to a significant handover of LLU installations in 2008 and Ethernet price reductions. At 31 March 2009 we had 5.7 m external LLU lines (net additions of 0.2m in the quarter) and 5.6m WLR lines and channels (net additions of 0.3m in the quarter). Revenue from other BT lines of business decreased by 3% to £1,043m, primarily due to price reductions, the impact of the continued migration to external CPs and lower connections, as a result of external factors such as the downturn in the housing market.

Operating results

Operating costs were reduced by £43m to £781m in the quarter. Our investment in service has led to continued improvement in repair and provision quality. These improvements and the lower levels of connection and migration activity have enabled us to further reduce the amount of third party resource and focus more on proactive capital investment in the network which has driven the number of customer reported faults down by 22%. These benefits and the impact of a business rates rebate in the quarter have more than offset the effects of inflation, resulting in an overall 5% reduction in operating costs.

This has contributed to the increase in EBITDA of 3% to £512m. Depreciation and amortisation costs increased by £44m to £216m due to the high value of software assets being brought into use, and the impact of significant investment in prior periods on provisioning activity and improving the health of the network. As a result, operating profit decreased by 9% to £296m.

In March 2009 Ofcom published a policy statement setting out a regulatory framework for next generation access. This has given us the confidence to continue with our £1.5bn investment plans to provide super-fast broadband services to at least 40% of UK households by 2012. We have now announced the first 29 exchanges where we will deploy fibre to the cabinet technology. Following successful technical trials, we are looking at accelerating the pace of roll out of our super-fast broadband programme by more than doubling the availability by the end of 2009/10, within the current capital expenditure budget. This would provide over 1m homes and businesses with speeds of up to 40Mbps and potentially more by installing fibre between the exchanges and the street cabinets in these areas. These services will also have faster upstream speeds meaning that new services such as high quality videoconferencing will now be possible.

Since 1 April 2009 Openreach has offered temporary discounts on certain connection charges to incentivise CPs to pass this on to their customers and help them in this difficult economic environment.

As a result of our significant investment in the Wholesale Line Rental 3 (WLR3) product over the last few years we have now announced the staged withdrawal of its predecessor, WLR2, by June 2011. WLR3 offers enhanced capabilities to CPs enabling them to provide their end users greatly improved customer experience and the flexibility to potentially develop new revenue streams.

OTHER GROUP ITEMS

Specific items

Specific items are defined in note 4 on page 25 . Specific items in the quarter were a net charge before tax of £343m (Q4 2007/08: £164m) and a net charge after tax of £318m (Q4 2007/08: £85m).

As a result of the BT Global Services operational review the group has recorded specific item restructuring charges of £280 m in the quarter, with further charges of around £4 20m in total expected to be recorded over the next two financial years , the majority of which will be in 2009/10. The main components of the restructuring charge are set out below.

•

Networks and products rationalisation - as a result of the decision to rationalise the legacy networks, including the associated systems and processes, a charge of £183m has been recognised, representing the difference between the recoverable amount and the carrying value of the assets impacted by the rationalisation. In addition, further dual running and transition costs of approximately £70 m are expected to be incurred in total over the next two financial years as the rationalisation is completed .

•

People and property – a charge of £51 m has been recognised, relating to the costs associated with the restructuring and rationalisation of people and property. The main components of the restructuring charge are leaver costs and property exit costs. In addition, people related costs of approximately £350 m are expected to be incurred in total over the next two financial years.

•

Intangible asset impairment – a charge of £46m has been recognised, reflecting the costs associated with rationalising the services that are offered to customers and the brands under which customers are served. The charge includes the write down of brands and other acquired intangible assets that no longer have an economic value to the business.

Specific items also include £50m in relation to asset impairment and associated charges following the group's review of its 21CN programme and associated voice strategy in the light of the move to a customer led roll out strategy and focusing next generation voice service developments on fibre based products. A loss on disposal of £13m is also included in specific items arising from the disposal of a business operation.

Specific items recognised in the prior year include: restructuring costs of £110 m relating to the group’s transformation and reorganisation activities; a charge of £53m in relation to the costs incurred to create Openreach and deliver the Undertakings agreed with Ofcom; and a tax credit of £40m on settlement of outstanding tax matters relating to a business demerged in 2001, being the settlement of the final outstanding matter for tax computations up to 2004/05.

Net finance expense

Net finance expense before specific items was £151m, an increase of £54m. The increase primarily reflects the higher average net debt and the £27m reduction in the finance income associated with our defined benefit pension scheme.

Taxation

A tax credit of £278m arises on the loss before specific items of £936m. This reflects the impact of the contract and financial review charges of £1.3bn recognised in the quarter.

Earnings per share

Earnings per share before specific items and leaver costs was a loss of 7.9 p (Q4 2007/08: 7.0p). This is based on average shares in issue of 7,734m (Q4 2007/ 08: 7,904m) with the reduction being due to the shares repurchased under the buyback programme which was suspended in July 2008.

Cash flow and liquidity

Net cash inflow from our operating activities in the fourth quarter was £2,036 m (Q4 2007/08 : £2,608m). Free cash flow was an inflow of £1,134 m, a decrease of £571 m compared with the prior year. The decrease in free cash flow reflects the impact of the lower working capital inflow (excluding the impact of the contract and financial review charges in BT Global Services), higher interest payments and higher tax payments, partly offset by lower capital expenditure and cash payments made in respect of the transformation programme in the prior year. The fourth quarter has traditionally seen a seasonally high cash inflow and management are aiming to achieve a smoother profile over time. Free cash flow includes the benefit of an early cash receipt of almost £100m from a customer to aid infrastructure, planning and development work in advance of the deployment of systems and services. Free cash flow is defined and reconciled in note 7(b) on page 26 .

Net cash outflow for the purchase of property, plant and equipment and software was £701m (Q4 20 07/08: £759m). The net cash outflow on acquisition of subsidiaries in the quarter was £11 m (Q4 20 07/08: £102m) and related to deferred consideration in respect of acquisitions completed in prior periods.

Before the credit market conditions became difficult, we raised long term funds of £4.3bn in the period since June 2007. Our total term debt and committed facilities of £13.2bn provide us with a strong liquidity and funding position and the group has no significant debt maturities until December 2010. Cash collection from our customers remains strong, in spite of the current economic conditions.

Capital expenditure

Capital expenditure decreased by 2% to £758m due to a reduction in expenditure on exchange equipment and reduced provisioning volumes in Openreach reflecting a lower level of house moves and lower LLU volumes from other CPs. This has been partly offset by increased expenditure on 21CN as we achieved 40% availability of ADSL 2+ for the addressable market in April.

Net debt

Net debt was £10,361m at 31 March 2009 (31 March 2008: £9,460m). This increase mainly reflects the lower free cash flow being exceeded by dividend and share buy back payments in the year. Net debt is defined and reconciled in note 8 on page 27 .

Dividends

The Board recommends a final dividend of 1.1 p per share to shareholders, amounting to approximately £85m . This will be paid, subject to shareholder approval, on 7 September 200 9 to shareholders on the register on 14 August 2008. The ex-dividend date is 12 August 200 9. The full year proposed dividend is 6.5p per share, compared with 15.8p last year.

FULL YEAR ENDED 31 MARCH 2009

Revenue in the year increased by 3% to £21,390m, with foreign exchange movements and the impact of acquisitions contributing £65 3m and £521 m, respectively. Excluding these, underlying revenue decreased by 2%.

Due to the impact of contract and financial review charges of £1.6bn, foreign exchange rate movements of £720m and acquisitions of £486m, total group operating costs increased by 15 % to £20,923m . On an underlying basis before leaver costs and excluding the contract and financial review charges, group operating costs decreased by 0.7 % to £17,915m. Group operating costs before depreciation and amortisation, excluding BT Global Services, decreased by 6 % to £7,669 m, or 9 % on an underlying basis excluding foreign exchange rate movements of £86m and acquisitions of £143m.       As part of our cost savings initiatives we have reduced total labour resource by approximately 15,0 00 in the year.

Other operating income before specific items was £352m (FY 2007/08: £359m).

EBITDA before contract and financial review charges, specific items and leaver costs decreased by 6% to £5,55 2m, due to the unacceptable performance in BT Global Services. The other lines of business all performed well; both BT Retail and Openreach delivered EBITDA growth in challenging market conditions, and the rate of EBITDA decline in BT Wholesale slowed in the second half of the year. Leaver costs before specific items were £204m in the year (FY 2007/08: £127m). Reported EBITDA decreased by 37 % to £3,301 m.

Depreciation and amortisation was broadly flat at £2,890m (FY 2007/08 : £2,889m). This reflects higher depreciation and amortisation on 21CN assets as they are brought into use, offset by lower depreciation on legacy assets. We expect a similar level of depreciation and amortisation charges in 2009/10.

Net finance costs increased by 64% to £620m. The increase in net finance costs reflects the higher average net debt, which mainly reflects lower free cash flow being exceeded by the dividend and share buy back payments. In addition, net finance income associated with the defined pension scheme was £107m lower at £313m.

Profit before taxation and specific items decreased by 91 % to £238 m. Specific items for the year were a net charge before tax of £372 million (FY 2007/08 : £530m charge) and a net charge after tax of £32 9m (FY 2007/08 : £187m). Specific items include a charge of £280 m recorded in respect of the operational review and restructuring of BT Global Services. For further discussion of these items, see page 25.

Specific items in the year also include: a charge of £65 m relating to the final tranche of restructuring costs relating to the group’s transformation and reorganisation activities commenced in 2007/08; a charge of £50m in relation to asset impairment and associated charges following the group’s review of its 21CN programme and associated voice strategy in the light of the move to a customer led roll out strategy. It also includes a credit of £36m relating to the reassessment of the value of our share of the net assets of an associated undertaking.

The tax credit on profit before specific items of £238m was £10m. This reflects the £1.3bn contract and financial review charges recognised in the fourth quarter; excluding these charges the effective tax rate would have been 23% (FY 2007/08: 23.2%). We expect our effective tax rate to be around 25% in 2009/10.

The loss before tax for the year was £134m (FY 2007/08: £1,976m profit). Earnings per share before contract and financial review charges, specific items and leaver costs were 20.3p ( FY 2007/08: 25.0p). The reported loss per share for the year was 1.1p. This compares with an earnings per share of 21.5p in FY 2007/08.

Capital expenditure in the year was £3,088 m (FY 2007/08: £3,339 m) due to reduction in expenditure on exchange equipment and reduced provisioning volumes in Openreach reflecting a lower level of house moves and lower LLU volumes from other CPs. This has been partly offset by increased expenditure on 21CN. Capital expenditure is expected to reduce to around £2.7 bn in 2009/10.

Free cash flow was an inflow of £737m, a decrease of £766m compared with the prior year. This is largely due to lower EBITDA, higher net tax paid and higher net interest payments, partially offset by lower cash payments in respect of capital expenditure.

FINANCIAL STATEMENTS

Group income statement

for the fourth quarter to 31 March 2009

		Before	Specific items
		specific items	(note 4 )	Total
	Notes	£m	£m	£m
Revenue	2	5,473	-	5,473
Other operating income		84	(13)	71
Operating costs	3	(6,359)	(3 30 )	(6,689)
Operating (loss)		(802)	(3 43 )	(1,145)

Finance expense		(812)	-	(812)
Finance income		661	-	661
Net finance expense	5	(151)	-	(151)

Share of post tax profits of associates and joint ventures		17	-	17
Loss before taxation		(936)	(3 43 )	(1,279)

Taxation		278	2 5	303
Loss for the period Shareholders		(658)	(312 8 )	(976)

Attributable to:
Equity shareholders		(659)	(3 18 )	(977)
Minority interests		1	-	1

Loss per share	6
- basic		(8.5) p		(12.6)p
- diluted		(8.5) p		(12.6)p

Group income statement

for the fourth quarter to 31 March 2008

		Before	Specific items
		specific items	(note 4 )	Total
	Notes	£m	£m	£m
Revenue	2	5,422	-	5,422
Other operating income		136	-	136
Operating costs	3	(4,800)	(163)	(4,963)
Operating profit		758	(163)	595

Finance expense		(724)	-	(724)
Finance income		627	-	627
Net finance expense	5	(97)	-	(97)

Share of post tax losses of associates and joint ventures		(3)	-	(3)
Loss on disposal of associate		-	(1)	(1)
Profit before taxation		658	(164)	494

Taxation		(147)	79	(68)
Profit for the period attributable to equity shareholders		511	(85)	426

Earnings per share	6
- basic		6.5p		5.4p
- diluted		6. 4p		5. 3 p

Group income statement

for the year ended 31 March 2009

		Before	Specific items
		specific items	(note 4)	Total
	Notes	£m	£m	£m
Revenue	2	21,390	-	21,390
Other operating income		352	(13)	339
Operating costs	3	(20,923)	(3 95 )	(21,318)
Operating profit		819	(408)	411

Finance expense		(3,272)	-	(3,272)
Finance income		2,652	-	2,652
Net finance expense	5	(620)	-	(620)

Share of post tax profits of associates and joint v entures		39	36	75
Profit (loss) before taxation		238	(3 72)	(134)

Taxation		10	43	53
Profit (loss) for the year Shareholders		248	( 32 9)	(81)

Attributable to:
Equity shareholders		246	( 32 9)	(83)
Minority interests		2	-	2

Earnings (loss) per share	6
- basic		3.2 p		(1.1) p
- diluted		3.2 p		(1.1) p

Group income statement

for the year ended 31 March 2008

		Before	Specific items
		specific items	(note 4 )	Total
	Notes	£m	£m	£m
Revenue	2	20,704	-	20,704
Other operating income		359	(10)	349
Operating costs	3	(18,168)	(529)	(18,697)
Operating profit		2,895	(539)	2,356

Finance expense		(2,891)	-	(2,891)
Finance income		2,513	-	2,513
Net finance expense	5	(378)	-	(378)

Share of post tax losses of associates and joint ventures		(11)	-	(11)
Profit on disposal of associate		-	9	9
Profit before taxation		2,506	(530)	1,976

Taxation		(581)	343	(238)
Profit for the year		1,925	(187)	1,738
Attributable to:
Equity shareholders		1,924	(187)	1,737
Minority interests		1	-	1

Earnings per share	6
- basic		23.9p		21.5p
- diluted		23. 4 p		2 1.1 p

Group statement of recognised income and expense

for the year ended 31 March 2009

	Year ended 31 March
	2009	2008
	£m	£m
(Loss) profit for the year	(81)	1,738

Actuarial (losses) gains on defined benefit pension schemes	(7,037)	2,621
Exchange differences on translation of foreign operations	6 92	213
Fair value gains on cash flow hedges	570	163
Movement in assets available for sale reserve	5	-
Tax on items taken directly to equity	1, 859	(8 15 )

Net (losses) gains recognised directly in equity	(3,911)	2,1 82
Total recognised (loss) income for the year	(3,992)	3,92 0
Attributable to:
Equity shareholders	(3,994)	3, 916
Minority interests	2	4
	(3,992)	3,9 20

Group cash flow statement

for the quarter and year ended 31 March 2009

	Fourth quarter to 31 March		Year ended 31 March
	2009	2008	2009	2008
	£m	£m	£m	£m
Cash flow from operating activities
Cash generated from operations (note 7(a) )	2,151	2,623	4,034	5,187
Income taxes (paid) received	(115)	(15)	(228)	299
Net cash inflow from operating activities	2,036	2,608	4, 706	5,486

Cash flow from investing activities
Interest received	1	10	19	111
Dividends received from associates and joint ventures	1	-	6	2
Proceeds on disposal of property, plant and equipment	16	15	44	62
Proceeds on disposal of associates and joint ventures	-	-	-	13
Proceeds on disposal of non current financial assets	-	-	-	1
Acquisition of subsidiaries, net of cash acquired	(11)	(102)	(277)	(377)
Purchases of property, plant and equipment
and computer software	(717)	(774)	(3,082)	(3,315)
Purchase of non-current assets investments	-	-	-	(2)
Purchases of current financial assets	(2,257)	(764)	(6,030)	(4,938)
Sale of current financial assets	2,925	1,052	6,316	4,779
Net cash used in investing activities	(42)	(563)	(2,9 54 )	(3,664)

Cash flow from financing activities
Equity dividends paid	(415)	(427)	(1,221)	(1,236)
Dividends paid to minority interests	-	-	(1)	-
Interest paid	(203)	(154)	(956)	(842)
Repayments of borrowings	(169)	(86)	(863)	(913)
Net (repayment ) proceeds of finance lease liabilities	(7)	7	(16)	(284)
New bank loans and bonds	-	377	795	3,939
Net (repayment) proceeds on commercial paper	(672)	(661)	606	(681)
Repurchase of ordinary shares	-	(480)	(209)	(1,498)
Proceeds on issue of treasury shares	-	9	-	85
Net cash used in financing activities	(1,466)	(1,415)	(1,865)	(1,430)

Effects of exchange rate changes	(13)	14	54	25
Net increase (decrease) in cash and cash equivalents	515	644	(59)	417

Cash and cash equivalents at beginning of period	600	530	1,174	757

Cash and cash equivalents, net of bank overdrafts,
at end of period (note 7(c) )	1,115	1,174	1,115	1,174

Free cash flow (note 7(b) )	1,1 34	1,705	7 37	1,503

(Decrease) increase in net debt from cash flows	(708)	(705)	921	1,5 10

Group balance sheet

at 31 March 2009

	31 March	31 March
	2009	2008
	£m	£m
Non current assets
Intangible assets	3,788	3,355
Property, plant and equipment	15,405	15,307
Derivative financial instruments	2,456	310
Investments	55	31
Associates and joint ventures	132	85
Trade and other receivables	322	854
Retirement benefit assets	-	2,887
Deferred tax assets	1,103	-
	2 3,261	22,829

Current assets
Inventories	121	122
Trade and other receivables	4,185	4,449
Derivative financial instruments	244	77
Investments	163	440
Cash and cash equivalents	1,300	1,435
	6,013	6,523

Total assets	29,274	29,352

Current liabilities
Loans and other borrowings	1,542	1,524
Derivative financial instruments	340	267
Trade and other payables	7, 215	7,591
Current tax liabilities	1	241
Provisions	254	81
	9, 352	9,704

Total assets less current liabilities	19,922	19,648

Non current liabilities
Loans and other borrowings	12,365	9,818
Derivative financial instruments	427	805
Other payables	794	707
Deferred tax liabilities	1, 728	2,513
Retirement benefit obligations	3,973	108
Provisions	466	265
	19,753	14,216

Capital and reserves
Called up share capital	408	420
Reserves	(266)	4,989
Total equity shareholders' funds	142	5,409
Minority interests	27	23
Total equity	169	5,432

	19,922	19,648

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	Basis of preparation and accounting policies

The preliminary results for the year ended 31 March 2009 have been extracted from the audited consolidated financial statements which have not yet been delivered to the Registrar of Companies but are expected to be published on 27 May 2009.

The financial information set out in this announcement does not constitute statutory accounts for the year ended 31 March 2009 or 2008. The financial information for the year ended 31 March 2008 is derived from the statutory accounts for that year. The report of the auditors on the statutory accounts for the year ended 31 March 2008 was unqualified and did not contain a statement under section 237 of the Companies Act 1985.

2	Results of businesses

	(a)	Operating results

					Group
	External	Internal	Group	EBITDA	operating
	revenue	revenue	revenue	(i)	(loss) profit (i)
	£m	£m	£m	£m	£m
Fourth quarter to 31 March 2009
BT Global Services	2,366	-	2,366	(1,260)	(1,501)
BT Retail	1,999	102	2,101	435	324
BT Wholesale	845	306	1,151	311	145
Openreach	250	1,043	1,293	512	296
Other	13	-	13	53	(4)
Intra-group items (ii)	-	(1,451)	(1,451)	-	-
Total	5,473	-	5,473	51	(740)

Fourth quarter to 31 March 2008
BT Global Services	2,226	-	2,226	304	103
BT Retail	2,078	80	2,158	391	272
BT Wholesale	860	320	1,180	320	70
Openreach	249	1,071	1,320	496	324
Other	9	-	9	58	45
Intra-group items (ii)	-	(1,471)	(1,471)	-	-
Total	5,422	-	5,422	1,569	814

Year to 31 March 2009
BT Global Services	8,828	-	8,828	(1,265)	(2,041)
BT Retail	8,112	359	8,471	1,652	1,227
BT Wholesale	3,430	1,228	4,658	1,272	586
Openreach	978	4,253	5,231	2,025	1,247
Other	42	-	42	229	4
Intra-group items (ii)	-	(5,840)	(5,840)	-	-
Total	21,390	-	21,390	3,913	1,023

Year to 31 March 2008
BT Global Services	7,889	-	7,889	883	139
BT Retail	8,194	283	8,477	1,511	1,066
BT Wholesale	3,707	1,252	4,959	1,401	508
Openreach	886	4,380	5,266	1,938	1,249
Other	28	-	28	178	60
Intra-group items (ii)	-	(5,915)	(5,915)	-	-
Total	20,704	-	20,704	5,911	3,022

(i)	Before specific items and leaver costs.

(ii)	Elimination of intra-group revenue between businesses, which is included in the total revenue of the originating business.

In 2008/09 we have allocated any over or under recovery of direct costs in BT Design and BT Operate to the four customer facing lines of business. This amounts to £32m of operating costs and £129m of depreciation in the year to 31 March 2009; of which £(2m) of operating costs and £36m of depreciation were allocated in the fourth quarter. In 2007/08 there was no such allocation as we were transforming the business and developing the trading model.

In 2008/09 we have allocated cumulative foreign exchange losses of £36 m arising from the re- translation of intra group balances to the group's corporate treasury operations in the Other category, of which a £ 4m credit was allocated in the fourth quarter. In 2007/08 there was no such allocation as the amounts involved were immaterial.

2	Results of businesses (continued)

	(b)	Product revenue analysis

		Fourth quarter to 31 March			Year to 31 March

	2009	2008	Change		2009	2008
	£m	£m	£m	%	£m	£m
Managed solutions	1, 772	1,570	202	13	6,365	5,320
Broadband and convergence	669	677	(8)	(1)	2,637	2,567
Calls and lines	1, 499	1,634	(135)	(8)	6,365	6,818
Transit, conveyance,
interconnect circuits,
WLR, global carrier and
other wholesale products	8 12	811	1	-	3, 301	3,398
Other	721	730	(9)	(1)	2,7 82	2,601
	5,473	5,422	51	1	21,390	20,704

2
	(c)	Revenue analysis by customer segment

		Fourth quarter to 31 March			Year to 31 March

	2009	2008	Change		2009	2008
	£m	£m	£m	%	£m	£m
Major corporate	2,281	2,151	130	6	8,463	7,573
Business	651	676	(25)	(4)	2,631	2,590
Consumer	1,168	1,259	(91)	(7)	4,850	5,071
Wholesale/carrier	1,360	1,327	33	2	5,404	5,442
Other	13	9	4	44	42	28
	5,473	5,422	51	1	21,390	20,704

2
	(d)	Capital expenditure on property, plant, equipment, software and motor vehicles

		Fourth quarter to 31 March			Year to 31 March

	2009	2008	Change		2009	2008
	£m	£m	£m	%	£m	£m
Transmission equipment	291	282	9	3	1,067	1,117
Exchange equipment	9	15	(6)	(40)	44	83
Other network equipment	208	190	18	9	899	1,060
Computers and office equipment	32	55	(23)	(42)	140	181
Software	187	220	(33)	(15)	839	826
Motor vehicles and other	19	9	10	n/m	76	39
Land and buildings	12	3	9	n/m	23	33
	758	774	(16)	(2)	3,088	3,339

2
	( e )	Capital expenditure on property, plant, equipment, software and motor vehicles by Line of Business

	Year to 31 March

	2009	2008
	£m	£m
BT Global Services	817	784
BT Retail	321	361
BT Wholesale	607	663
Openreach	966	1,073
Other	377	458
	3,088	3,339

3	(a)	Operating costs

	Fourth quarter to		Year to 31 March
	31 March
	2009	2008	2009	2008
	£m	£m	£m	£m
Staff costs before leaver costs	1,293	1,362	5,302	5,231
Leaver costs	62	56	204	127
Staff costs	1,355	1,418	5,5 06	5,358
Own work capitalised	(168)	(168)	(673)	(724)
Net staff costs	1,187	1,250	4,833	4,634
Depreciation and amortisation	791	755	2,890	2,889
Payments to telecommunication operators	1,092	1,098	4,266	4,237
Other operating costs	3,289	1,697	8,934	6,408
Total before specific items	6,359	4,800	20,923	18,168
Specific items (note 4 )	3 30	163	395	529
Total	6,689	4,963	2 1,318	18,697

2
	(b)	Leaver costs

	Fourth quarter to		Year to 31 March
	31 March
	2009	2008	2009	2008
	£m	£m	£m	£m
BT Global Services	27	11	65	22
BT Retail	9	9	18	16
BT Wholesale	3	5	6	6
Openreach	19	16	29	27
Other	4	15	86	56
Total	62	56	204	127

4	Specific items

BT separately identifies and discloses any significant one-off or unusual items (termed “specific items”). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies.

	Fourth quarter to		Year to 31 March
	31 March
	2009	2008	2009	2008
	£m	£m	£m	£m
BT Global Services restructuring charges
- Network and products rationalisation	183	-	183	-
- People and property	51	-	51	-
- Intangible and other asset impairment	46	-	46	-
21CN asset impairment and related charges	50	-	50	-
Creation of Openreach and delivery of the Undertakings	-	53	-	53
Restructuring costs – group transformation and reorganisation	-	110	65	402
Write off of circuit inventory and other
working capital balances	-	-	-	74
Specific operating costs	3 30	163	3 95	529
Loss on sale of non current asset investments	13	-	13	10
Reassessment of carrying value of associate	-	-	(36)	-
Loss (profit) on disposal of associate	-	1	-	(9)
Net specific items charge before tax	343	164	3 72	530
Tax credit on specific items	(2 5 )	(39)	(4 3 )	(149)
Tax credit in respect of settlement of open tax years	-	(40)	-	(40)
Tax credit on re-measurement of deferred tax	-	-	-	(154)
Net specific items charge after tax	3 1 8	85	3 2 9	187

5	Net finance expense

	Fourth quarter to		Year to 31 March
	31 March
	2009	2008	2009	2008
	£m	£m	£m	£m
Finance expense¹ before pension interest	235	217	964	863
Interest on pension scheme liabilities	577	507	2,308	2,028
Finance expense	812	724	3,272	2,891

Finance income before pension income	(6)	(15)	(31)	(65)
Expected return on pension scheme assets	(655)	(612)	(2,621)	(2,448)
Finance income	(661)	(627)	(2,652)	(2,513)

Net finance expense	151	97	620	378

Net finance expense before pensions	229	202	933	798
Interest associated with pensions	(78)	(105)	(313)	(420)
Net finance expense	151	97	620	378

1 Finance expense in the fourth quarter and year to 31 March 2009 includes a £nil and £29m net charge, respectively, arising from the re-measurement of financial instruments on a fair value basis which under IAS 39, are not in hedging relationships. Finance expense in the fourth quarter and year to 31 March 2008 includes a £2m and £41m net charge, respectively, arising from the re-measurement of financial instruments on a fair value basis which under IAS 39 are not in hedging relationships. This includes a charge in the third quarter of £26m on a low cost borrowing transaction which was marginally earnings positive after tax in the period.

6	Earnings per share

The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company’s shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account. The average number of shares in the periods were:

	Fourth quarter to		Year to 31 March
	31 March
	2009	2008	2009	2008
	millions of shares		millions of shares
Basic	7,734	7,90 4	7,724	8,06 6
Diluted	7,77 6	8,037	7,771	8,223

7	(a)	Reconciliation of (loss) profit before tax to cash generated from operations

	Fourth quarter to		Year to 31 March
	31 March
	2009	2008	2009	2008
	£m	£m	£m	£m
(Loss) profit before tax	(1,279)	494	(134)	1,976
Depreciation and amortisation	791	755	2,890	2,889
Net finance expense	151	97	620	378
Loss on disposal of associates and non
current asset investments	13	1	13	1
Decrease (increase) in working capital	1,695	1,195	695	(24)
Provisions, pensions and other movements	780	81	850	(33)
Cash generated from operations	2,1 51	2,623	4,9 34	5,187

2
	(b)	Free cash flow

	Fourth quarter to		Year to 31 March
	31 March
	2009	2008	2009	2008
	£m	£m	£m	£m
Cash generated from operations	2,151	2,623	4,934	5,187
Income taxes (paid) received	(115)	(15)	(228)	299
Net cash inflows from operating activities	2,036	2,608	4,706	5,486
Included in cash flows from investing activities
Net purchase of property, plant, equipment
and software	(701)	(759)	(3,038)	(3,253)
Net purchase of non current asset investments	-	-	-	(1)
Dividends received from associates	1	-	6	2
Interest received	1	10	19	111
Included in cash flows from financing activities
Interest paid	(203)	(154)	(956)	(842)
Free cash flow	1,134	1,705	7 37	1,503

Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid), less the acquisition or disposal of group undertakings and less the net sale of short term investments. It is not a measure recognised under IFRS but is a key indicator used by management in order to assess operational performance.

2
	(c)	Cash and cash equivalents

	At 31 March
	2009	2008
	£m	£m
Cash at bank and in hand	562	732
Short term deposits	738	703
Cash and cash equivalents	1,300	1,435
Bank overdrafts	(185)	(261)
Total	1,115	1,174

8	Net debt

Net debt at 31 March 2009 was £10,361m (31 March 2008: £9,460m). Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged.

This definition of net debt measures balances at the expected value of future undiscounted cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the effective interest method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements amounting to £160m. Net debt is a non GAAP measure since it is not defined in IFRS but it is a key indicator used by management in order to assess operational performance.

2
	(a)	Analysis of net debt

	At 31 March
	2009	2008
	£m	£m
Loans and other borrowings	13,907	11,342
Cash and cash equivalents	(1,300)	(1,435)
Investments	(163)	(440)
	12,444	9,467
Adjustments:
To re-translate currency denominated balances at
swapped rates where hedged	(1,766)	241
To recognise borrowings at net proceeds adjusted to amortise
discount and investments at the lower of cost and net realisable value	(317)	(248)
Net debt	10,361	9,460

After allocating the element of the adjustments which impact loans and other borrowings, gross debt at 31 March 2009 was £11,663m (31 March 2008: £11,076m). The adjustment to retranslate currency denominated balances at swapped rates where hedged reflects the foreign exchange impact of currency swaps which offset the foreign exchange movement on revaluing currency loans and borrowings. At 31 March 2009, the balance sheet net derivative financial instruments movement primarily reflects this currency impact.

2

(b)	Reconciliation of movement in net debt

	Fourth quarter to		Year to 31 March
	31 March
	2009	2008	2009	2008
	£m	£m	£m	£m
Net debt at beginning of period	11,060	10,175	9,460	7,914
Increase (decrease) in net debt resulting from cash flows	(708)	(705)	921	1,510
Net debt assumed or issued on acquisitions	-	4	(2)	35
Currency movements	10	(4)	(36)	(4)
Other non-cash movements	(1)	(10)	18	5
Net debt at end of period	10,361	9,460	10,361	9,460

9	Statement of changes in equity

	Year to 31 March
	2009	2008
	£m	£m
Shareholders' funds	5,409	4,238
Minority interest	23	34
Equity at beginning of year	5,432	4,272

Total recognised (loss) income for the year	(3,992)	3,9 20
Share based payment	3 3	55
Issues of shares	-	32
Tax on items taken directly to equity	(12)	(62)
Net purchase of treasury shares	(63)	(1,529)
Dividends on ordinary shares	(1,222)	(1,241)
Minority interest	(7)	(15)
Net changes in equity for the year	(5,263)	1,160

Equity at end of year
Shareholders' funds	142	5,409
Minority interest	27	23
Total equity	169	5,432

10	Earnings before interest, taxation, depreciation and amortisation (EBITDA)

	Fourth quarter to		Year to 31 March
	31 March
	2009	2008	2009	2008
	£m	£m	£m	£m
Operating (loss) profit	(1,145)	595	411	2,356
Depreciation and amortisation (note 3)	791	755	2,890	2,889
Leaver costs (note 3)	62	56	204	127
Specific items (note 4)	3 43	163	408	539
EBITDA before specific items and leaver costs	51	1,569	3,913	5,911
BT Global Services contract and financial review charges	1,303	-	1,639	-
EBITDA before contract and financial review charges, specific items and leaver costs	1, 354	1,569	5, 55 2	5,911

Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items and leaver costs is not a measure recognised under IFRS, but it is a key indicator used by management in order to assess operational performance.

11	Dividends

The directors recommend a final dividend of 1.1p per share (2007/08: 10.4p). This will be paid, subject to shareholder approval on 7 September 2009 to shareholders who were on this register at 14 August 2009. This final dividend, amounting to approximately £85m (2007/08: £805m) has not been included as a liability as at 31 March 2009. It will be recognised as an appropriation of retained earnings within shareholders’ equity in the quarter ended 30 September 2009. This takes the total proposed dividend in relation to the year to 6.5p per share (2007/08: 15.8p per share).

Forward-looking statements – caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: r evenue, operating cost and capital expenditure reduction, and free cash flow; plans for future networks and roll out of super fast broadband; dividend sustainability and growth; expected pension net finance expense, and pension funding; debt reduction and future cash generation ; Global Services’ revised operating model and restructuring plan; and group re-financing requirements.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT’s operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services not being realised; the underlying assumptions and estimates made in respect of major customer contract s proving unreliable; the aims of the Global Services’ revised operating model and restructuring plan not being achieved; completion of the pension fund actuarial valuation; and general financial market conditions affecting BT’s performance and ability to raise finance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 14 May 2009